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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                    (Amendment No. 6 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
           ---------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
           ---------------------------------------------------------
                                (CUSIP Number)

                               Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                (817) 332-4761
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 4, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

           Check the following box if a fee is being paid with the statement .

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1.   Names of Reporting persons:

     Robert H. McLean - SS No. ###-##-####
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2.   Check the Appropriate Box if a Member of a Group

                             (a)________
                             (b)________
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3.   SEC Use Only


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4.   Source of Funds

                                      SC
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

                                    _______
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6.   Citizenship of Place of Organization

     Mr. McLean is a citizen of the United States of America.
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7.   Number of Shares Owned By Each Reporting Person

                                    673,601
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8.   Shared Voting Power

                                      -0-
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9.   Sole Dispositive Power

                                    673,601
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10.  Shares Dispositive Power

                                      -0-
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11.  Aggregate Amount Beneficially owned by Reporting Persons

     347,670  Actual Ownership
     300,000  Stock Options
       4,831  ESOP Shares
      21,100  Shares held in a trust of which Reporting Person is trustee
     -------
     673,601

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12.  Check Box if the Aggregate Amount of (11) Excludes ____ Certain
     Shares
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13.  Percent of Class Represented by Amount of Row (11)

     15.69%, based on the 3,993,866 Shares outstanding as of November 15, 1999 plus 300,000 shares represented by options currently exercisable by Mr. McLean
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14.  Type of Report Person

                                      IN
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                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
                              -------------------

Item 5. Is amended in its entirety as follows:

Item 5.       Interest in Securities of the Issuer.

       (a) Mr. McLean beneficially owns a total of 673,601 shares of the Common Stock of Issuer, or approximately 15.69% of all issued and outstanding shares of common stock as of November 15, 1999 plus 300,000 shares represented by the options currently exercisable by Mr. McLean. This figure also includes 347,670 shares actually issued to Mr. McLean in his name, 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean. This figure includes 20,000 shares owned by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner, but does not have an ownership interest in the general partner. This figure also includes 1,100 shares owned by Mr. McLean's spouse and 300,000 shares represented by currently exercisable stock options.

     (b) Mr. McLean has the sole power to vote or to direct the vote of 673,601 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 673,601 shares of Issuer Common Stock.

     (c) During the past 60 days, Mr. McLean was granted options covering 300,000 shares of Issuer's Common Stock, which were at an exercise price of $1.00 per share.

             Since Amendment Number 5 was filed for Robert H. McLean as of March 1, 1999, he has made the following immaterial transactions:

             . On August 27, 1999, 15,000 shares were transferred from Mark B. McLean Revocable Grantor's Trust of which Mr. McLean is trustee to Mark B. McLean. Mark B. McLean is Mr. McLean's son; however Mr. McLean does not have an indirect beneficial ownership of these common shares.

     (d)     None

     (e)     Not applicable.

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Item 6. Is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Since the date of Mr. McLean's most recent filing, Mr. McLean was awarded options covering 300,000 shares of Issuer's common stock at an exercise price of $1.00 per share as set forth in that certain Non-Qualified Option Agreement dated October 4, 1999.

Item 7.        Is amended to add the following:

Item 7.        Material to be filed as exhibits.

        (a)    Exhibit "1" - Non-Qualified Option Agreement dated October 4,
               1999

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                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 1999


                                      /s/ Robert H. McLean
                                      ------------------------------
                                      ROBERT H. MCLEAN

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